UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 000-56026

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TODOS MEDICAL LTD.

EXPLANATORY NOTE

On August 4, 2020, Todos Medical Ltd., a State of Israel corporation (“we” or the “Company”), entered into a purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park has agreed to purchase from us, from time to time, up to $10,275,000 of our ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), subject to certain limitations set forth in the Purchase Agreement, during the term of the Purchase Agreement. Pursuant to the terms of the Registration Rights Agreement, we will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-1 (the “Registration Statement”) to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), Ordinary Shares that we have already issued and sold and may in the future elect to issue and sell to Lincoln Park from time to time from and after the Commencement Date under the Purchase Agreement.

On August 5, 2020, we sold 3,437,500 Ordinary Shares to Lincoln Park in an initial purchase under the Purchase Agreement for a total purchase price of $275,000.

We do not have the right to commence any further sales to Lincoln Park under the Purchase Agreement until all of the conditions thereto that are set forth in the Purchase Agreement, all of which are outside of Lincoln Park’s control, have been satisfied, including, among other things, the Registration Statement being declared effective by the SEC (the date on which all such conditions are satisfied, the “Commencement Date”). From and after the Commencement Date, under the Purchase Agreement, on any business day selected by us on which the closing sale price of our Ordinary Shares exceeds $0.02, we may direct Lincoln Park to purchase up to 500,000 Ordinary Shares on the applicable purchase date (a “Regular Purchase”), which maximum number of shares may be increased to certain higher amounts up to a maximum of 1,000,000 Ordinary Shares, if the market price of our Ordinary Shares at the time of the Regular Purchase equals or exceeds $0.13 (such share and dollar amounts subject to proportionate adjustments for stock splits, recapitalizations and other similar transactions as set forth in the Purchase Agreement), provided that Lincoln Park’s purchase obligation under any single Regular Purchase shall not exceed $500,000. The purchase price of Ordinary Shares we may elect to sell to Lincoln Park under the Purchase Agreement in a Regular Purchase, if any, will be based on prevailing market prices of our Ordinary Shares immediately preceding the time of sale as set forth in the Purchase Agreement.

In addition to Regular Purchases, the Company may also direct Lincoln Park to purchase other amounts of our Ordinary Shares in “accelerated purchases” and in “additional accelerated purchases” under the terms set forth in the Purchase Agreement.

Lincoln Park has no right to require us to sell any Ordinary Shares to Lincoln Park, but Lincoln Park is obligated to make purchases as the Company directs, subject to certain conditions. There are no upper limits on the price per share that Lincoln Park must pay for our Ordinary Shares that we may elect to sell to Lincoln Park pursuant to the Purchase Agreement. In all instances, the Company may not sell Ordinary Shares to Lincoln Park under the Purchase Agreement to the extent that the sale of shares would result in Lincoln Park beneficially owning more than 4.99% of our Ordinary Shares.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than our agreement not to enter into any “variable rate” transactions (as defined in the Purchase Agreement) with any third party, subject to certain exceptions set forth in the Purchase Agreement, for the period set forth in the Purchase Agreement. Lincoln Park has covenanted not to cause or engage in any direct or indirect short selling or hedging of our Ordinary Shares.

Actual sales of Ordinary Shares, if any, to Lincoln Park under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations. The net proceeds to us from sales of Ordinary Shares to Lincoln Park under the Purchase Agreement, if any, will depend on the frequency and prices at which we sell shares to Lincoln Park under the Purchase Agreement. Any proceeds that we receive from sales of Ordinary Shares to Lincoln Park under the Purchase Agreement will be used for working capital requirements of the Company’s business divisions and for research and development.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. During any “event of default” under the Purchase Agreement, all of which are outside of Lincoln Park’s control, Lincoln Park does not have the right to terminate the Purchase Agreement; however, the Company may not initiate any Regular Purchase or any other purchase of Ordinary Shares by Lincoln Park, until such event of default is cured. The Company has the right to terminate the Purchase Agreement at any time, at no cost or penalty. In addition, in the event of bankruptcy proceedings by or against the Company, the Purchase Agreement will automatically terminate. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties.

As consideration for Lincoln Park’s irrevocable commitment to purchase Ordinary Shares upon the terms of and subject to satisfaction of the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, the Company issued to Lincoln Park 5,812,500 Ordinary Shares as commitment shares.

The Ordinary Shares are being offered and sold by the Company to Lincoln Park under the Purchase Agreement in reliance upon an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibit 10.1 and 10.2, respectively, and each of which is incorporated herein in its entirety by reference.

Financial Statements and Exhibits.

The following Exhibits are filed as part of this Report.

Exhibit Number	Description

10.1	Purchase Agreement dated as of August 4, 2020 by and between Todos Medical Ltd. and Lincoln Park Capital Fund, LLC

10.2	Registration Rights Agreement dated as of August 4, 2020 by and between Todos Medical Ltd. and Lincoln Park Capital Fund, LLC

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
	Name:	Gerald Commissiong
	Title:	Chief Executive Officer

Date: August 6, 2020

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